October 1, 2008

By EDGAR and Federal Express

Mr. Rufus Decker Accounting Branch Chief Securities and Exchange Commission Mail Stop 710 100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Entrx Corporation
Form 10-KSB for the year ended December 31, 2007
Form 10-QSB for the quarter ended March 31, 2008
SEC File No. 0-2000
Our File No. 17399.000

Dear Mr. Decker:

In connection with the response of Entrx Corporation to the Securities and Exchange Commission (“SEC”) staff comment letters received by Entrx, dated July 30, 2008, and September 5, 2008, relating to Entrx’s Form 10-KSB for the period ended December 31, 2007, Entrx’s Form 10-QSB for the period ended March 31, 2008, and Entrx’s Form 10-Q for the period ended June 30, 2008, and as requested by the SEC, this is to advise the SEC that Entrx acknowledges:

1. Entrx Corporation is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC; and

2. SEC staff comments, and changes to disclosure in response to SEC comments, do not preclude the SEC from taking action with respect to any filing.

Entrx has also been requested to acknowledge that Entrx Corporation cannot assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. While Entrx understands that this may be the position of the SEC, Entrx cannot agree to acknowledge this. While such a request may be appropriate as a compromise or accommodation in the case where the SEC has commenced an inquiry into possible securities laws violations, Entrx does not feel that it is appropriate, nor that there is any authority, to require this statement of Entrx.

Finally, Entrx has no objections to providing the SEC Division of Enforcement with access to the above-referenced comment letters or Entrx’s response to those comment letters.

Very truly yours,

ENTRX CORPORATION

Peter L. Hauser